EXHIBIT 99.1
CHINA FINANCE ONLINE CO. LIMITED
REPORT OF THE DIRECTORS
The directors of China Finance Online Co. Limited, or the Company, present their report and the audited financial statements for the year ended December 31, 2006, or the Financial Statements, which can be accessed through the SEC website at http:///www.sec.gov or on through Company’s website at http://www.chinafinanceonline.com/investor/annual_rep.asp starting on May 29, 2007. The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.
PRINCIPAL ACTIVITIES
The Company acts as an investment holding company and provides corporate management services. The activities of its principal subsidiaries including its variable interest entity are set out in note 1 to the Financial Statements.
RESULTS
The results of the Company and its subsidiaries for the year ended December 31, 2006 are set out in the consolidated income statement on page F-4 of the Financial Statements.
The directors do not recommend the payment of a dividend and propose that the profit for the year be retained.
PROPERTY AND EQUIPMENT
Details of the movements during the year in property and equipment of the Company and its subsidiaries are set out in note 6 to the Financial Statements.
SHARE CAPITAL
In 2006, the Company issued 3,000,000 ordinary shares to its American Depositary Receipt bank and in exchange received 600,000 ADSs for purposes of future exercise of share options by employees. In addition, the Company issued 55,000 ordinary shares to Gainer Capital Inc. in satisfaction of an option exercise commitment issued outside of the Company’s 2004 Stock Incentive Plan. The Company also issued share options to purchase 700,000 ordinary shares pursuant to the 2004 Stock Incentive Plan during 2006. Other than the foregoing, the Company did not issue any share capital in the year ended December 31, 2006.
DIRECTORS
The directors of the Company during the year and up to the date of this report were:
Mr. Zhao Zhiwei
Mr. Hugo Shong
Mr. Lee Kheng Nam
Mr. Wang Ling
Mr. Guo Fansheng

In accordance with Article 8 of the Company’s Articles of Association, all remaining directors retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.
MANAGEMENT CONTRACTS
No substantial contracts concerning the management and administration of the Company were entered into or existed during the year.
ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES
During the year, directors were granted options to purchase 400,000 shares of the Company. None of the directors exercised any options during the year. Details of directors’ share options at 31 December 2006 were as follows:

		Number of
Name of director	Capacity	underlying shares
Zhao Zhiwei	Director	800,000
Hugo Shong	Director	160,000
Lee Kheng Nam	Independent director	220,000
Guo Fansheng	Independent director	140,000
Wang Ling	Independent director	140,000

		1,460,000

Particulars of the Company’s stock incentive plan are set out in note 9 to the Financial Statements.
Other than as disclosed above, at no time during the year was the Company or any of its subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.
AUDITORS
A resolution will be proposed to the forthcoming Annual General Meeting of the Company to re-appoint Deloitte Touche Tohmatsu as auditors of the Company.
On behalf of the Board
/s/ Hugo Shong
Hugo Shong
CHAIRMAN
May 29, 2007

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